UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

PIPE Transaction

On November 10, 2025, VCI Global Limited (the “Company”) entered certain securities purchase agreement (the “Securities Purchase Agreement”) with a certain accredited investor (the “Investor”) pursuant to which the Company agreed to sell and issue to the Investor in a private placement offering (the “Offering”) an aggregate of (i) 880,000 (the “Shares”) shares of the ordinary share, no par value, (the “ Ordinary Shares”) and (ii) a pre-funded warrant (the “Pre-Funded Warrant”) to purchase 49,120,000 Ordinary Shares at an offering price of $1.00 per Share and Pre-Funded Warrant.

The Pre-Funded Warrant is immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrant issued in the Offering are exercised in full at an exercise price of $0.0001per share. Each Investor’s ability to exercise its Pre-Funded Warrant, as applicable, in exchange for Ordinary Shares is subject to certain beneficial ownership limitations set forth therein.

The aggregate gross proceeds for the Offering is approximately $50,000,000.00, which amount was paid in kind by way of Oobit token, the native cryptocurrency of Oobit cryptocurrency payments ecosystem.

No placement agent was engaged in connection with the Offering.

The Shares and Pre-Funded Warrant (and underlying Ordinary Shares) were offered and sold in reliance upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, and applicable state securities laws. The issuance of the Shares and Pre-Funded Warrant (and underlying Ordinary Shares) have not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Pursuant to the Securities Purchase Agreement, the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of Securities Purchase Agreement registering the resale of, among others, the Shares sold in the Offering and the Ordinary Shares underlying the Pre-Funded Warrant.

The foregoing summaries of the Pre-Funded Warrant and Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of those documents, which are attached hereto as Exhibit 4.1 and Exhibit 10.1 to this Report on Form 6-K and are hereby incorporated by reference.

A copy of the press release issued by the Company on November 10, 2025 announcing the Offering is attached hereto as Exhibit 99.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Number	Description
4.1	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement
99.1	Press Release issued by VCI Global Limited on November 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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